EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hallmark Financial Services, Inc.:

We consent to the incorporation by reference in this registration statement of our report dated March 17, 2006, except for notes 1, 10, and 12, as to which the date is August 4, 2006, with respect to the consolidated balance sheets of Hallmark Financial Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, incorporated by reference. Our report refers to the January 1, 2003 adoption of the prospective method provisions for stock-based employee compensation.

KPMG LLP

Dallas, Texas
January 15, 2007